Exhibit 99.1

YM BIOSCIENCES SURVIVAL ANALYSIS DATA PUBLISHED AT ASCO

MISSISSAUGA, Canada - May 19, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that updated results for a completed phase III metastatic breast cancer trial using the Company’s lead drug, tesmilifene, were released in conjunction with an abstract published in the Proceedings of the 2005 American Society of Clinical Oncology’s (ASCO) annual meeting. The abstract (No. 756) describes an analysis of overall survival in a subgroup of patients enrolled in the “MA.19” trial.

A total of 305 patients were enrolled in the MA.19 trial. Of the 191 patients in whom cancer metastasized or recurred within 36 months from original diagnosis to trial entry, patients in the arm combining doxorubicin with tesmilifene had a median survival of 29.7 months compared to 12.2 months for patients on doxorubicin alone, a 143% improvement in overall survival (p=0.0016). The patient population of 305 was divided into tertiles of patients who had a disease-free interval (DFI) of >36 months, 6 to 36 months and <6 months. The DFI group >36 months demonstrated no benefit from the additional tesmilifene while the combined groups of <36 months DFI demonstrated the significant 143% difference in this unplanned, post-hoc analysis.

A review of possible prognostic or post treatment factors demonstrated that none could have contributed to the significant increase in overall survival compared to the trial as a whole. The data from the full complement in MA.19 (J. Clinical Oncology, 22:269-276, January 15, 2004) reported that the median survival in the arm of doxorubicin plus tesmilifene was 23.6 months compared to 15.6 months for patients on doxorubicin alone, a 51% improvement in overall survival (p<0.03).

The published analysis that tesmilifene appeared most effective in patients with early metastatic disease or ER and PR negative tumours complements pre-clinical observations which demonstrated that tesmilifene’s potentiation of chemotherapies is primarily evident in mdr+ cells. The important differential in overall survival observed in women treated with tesmilifene plus doxorubicin compared to doxorubicin alone in the subpopulation of patients with rapidly progressing disease is thought to be attributable to the effect of tesmilifene on mdr+ cells.

In MA.19, response rates and median progression-free survival were not different. The subset analysis appears to suggest that the differential effect of tesmilifene on the minority population on mdr+ cells causes the [late] survival benefit in the absence of an [early] response difference or a difference in progression-free survival. This hypothesis is being further explored in a currently ongoing trial of epirubicin plus cyclophosphamide with or without tesmilifene in patients with early-recurring advance breast cancer.

This latter trial, known as “DEC”, is being undertaken by YM and is a pivotal Phase III trial enrolling 700 women in more than 100 hospitals and 20 countries worldwide. As at today’s date 420 women have been enrolled and recruitment is anticipated to be complete in Q3 2005. Under an agreement with the FDA, the trial is subject to a sequential analysis under which the trial could be completed if an agreed differential in survival is demonstrated after 192 events. If the survival in the control arm mirrors the results from the similar population in MA.19, YM anticipates the trial could be completed in mid-2006 and, if the outcomes are positive, tesmilifene could be available to patients in mid-2007.

ASCO Publication Abstract No. 756
Title: Subgroup analysis of a phase III trial of doxorubicin vs. doxorubicin plus tesmilifene in advanced breast cancer (ABC): Tesmilifene survival benefit focused on patients with more aggressive disease.

Short Title: Subset analysis randomized breast
Category: Breast Cancer
SubCategory: Metastatic Breast Cancer

Author(s): M.D. Vincent, P. Keane, H. Chen, K. Pritchard; London Regional Cancer Program, London, ON, Canada; YM BioSciences Inc., Toronto, ON, Canada; McDougall Scientific Ltd., Toronto, ON, Canada; Sunnybrook Regional Cancer Centre, Toronto, ON, Canada

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM hR3, an EGFr humanized monoclonal antibody on which Phase II clinical data have recently been released in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed, and a GnRH anti-cancer vaccine that is in earlier stage clinical trials. YM BioSciences recently acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation-delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and YM proposes to advance AeroLEF™ through a Phase IIb pain trial in 2005.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com